Exhibit (d)(2)

GUARANTEE

THIS GUARANTEE, dated as of September 17, 2010 (this “Guarantee”), is entered into by Hellman & Friedman Capital Partners VI, L.P. (the “Guarantor”) in favor of Internet Brands, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Merger Agreement (as defined below).

RECITAL

WHEREAS, Micro Holding Corp., a Delaware corporation (“Parent”), Micro Acquisition Corp., a Delaware corporation (“Merger Sub”), and the Company have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), and it is a requirement of the Merger Agreement that Parent deliver this Guarantee to the Company concurrently with the execution and delivery thereof.

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and as an inducement to the Company to enter into the Merger Agreement with Parent and Merger Sub, the Guarantor hereby consents and agrees as follows:

AGREEMENT

1.               Guarantee.

(a)   The Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Company the due, punctual and complete discharge of (i) any payment obligations of Parent with respect to the Parent Termination Fee under the Merger Agreement and (ii) any Company Damages for which Parent may be liable as a result of any willful breach of the Merger Agreement or fraud, in each case in clauses (i) and (ii) subject to the limitations contained in Section 7.3 of the Merger Agreement (collectively, the “Obligation”); provided, however, that in no event shall the Guarantor’s liability under this Guarantee exceed $38,000,000 (the “Cap”). The parties agree that this Guarantee may not be enforced without giving effect to the Cap. All payments hereunder shall be made in lawful money of the United States, by wire transfer of immediately available funds to an account designated by the Company.

(b)   If Parent fails to discharge its payment of the Parent Termination Fee when due, then the Obligation shall, at the Company’s option, become immediately due and payable and the Company may at any time and from time to time, at the Company’s option, and so long as Parent has failed to pay the Parent Termination Fee in full, take any and all actions available hereunder to collect the Obligation from the Guarantor, in each case, subject to the terms of this Guarantee, including the Cap.

(c)   In furtherance of the foregoing, the Guarantor acknowledges that the Company may, in its sole discretion, bring and prosecute an action against the Guarantor for the full amount of the Obligation (subject to the Cap), regardless of whether any action is brought against Parent or Merger Sub or whether Parent or Merger Sub is joined in any such action or actions. The Company agrees that in no event shall the Guarantor be required to pay any amount to the Company under, in respect of, or in connection with this Guarantee or the Merger Agreement other than as expressly set forth herein.

2.     Nature of Guarantee.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of (a) any lack of validity or enforceability of the Merger Agreement or the Equity Commitment Letter and any other agreement or instrument referred to herein, (b) any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub or (c) any incapacity of Parent or Merger Sub. Without limiting the foregoing, the Company shall not be obligated to file any claim relating to the Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Obligation hereunder. In the event that any payment to the Company in respect of the Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligation as if such payment had not been made. This Guarantee is an unconditional, irrevocable and continuing guarantee of payment and the Obligation to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. The Company agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any Related Party (as defined below) except for claims against the Guarantor under this Guarantee.

3.               Changes in Obligations.

(a)   The Company may, at any time and from time to time while this Guarantee is in effect, without the consent of or notice to the Guarantor, except such notice as may be required by applicable Law which cannot be waived, without incurring responsibility to the Guarantor, and without impairing or releasing the Obligation hereunder, upon or without any terms or conditions and in whole or in part, (i) extend the time of payment of the Obligation and (ii) make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company and Parent and/or Merger Sub; provided, however, that nothing contained in this Guarantee is intended to modify or supersede the provisions of the Merger Agreement as between the Company and Parent and Merger Sub.

(b)   The Obligation hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, (ii) any change in the time, place or manner of payment of the Obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement, (iii) the addition, substitution or release of any Person interested in the transactions contemplated by the Merger Agreement, (iv) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, (v) the existence of any bankruptcy, insolvency, reorganization or similar proceedings affecting Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, (vi) any change in the laws, rules or regulations of any jurisdiction, (vii) any present or future action of any Governmental Authority or court amending, varying, reducing or otherwise affecting or purporting to amend, vary, reduce or otherwise affect, any of the obligations of Parent under the Merger Agreement or of the Guarantor under this Guarantee, (viii) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with the Obligation or otherwise, (ix) the adequacy of any other means the Company may have of obtaining repayment of the Obligation or (x) any other circumstance (other than complete, irrevocable and indefeasible payment of the Obligation) that might otherwise constitute a legal or equitable discharge or defense of a surety or a guarantor.

4.               Certain Waivers.

(a)   To the fullest extent permitted by Law, the Guarantor hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company, promptness, diligence, notice of the acceptance of this Guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligation incurred and all other notices of any kind (other than notices to Parent or Merger Sub pursuant to the Merger Agreement or this Guarantee), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement and all suretyship defenses generally (other than fraud or willful misconduct by the Company or any of its subsidiaries or Affiliates, defenses to the payment of the Obligation under the Merger Agreement that are available to Parent or Merger Sub or breach by the Company of this Guarantee).

(b)   To the fullest extent permitted by Law, the Guarantor hereby expressly and unconditionally waives any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of its obligations under or in respect of this Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligation shall have been paid in full. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligation, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligation, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for the Obligation.

(c)   The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

5.     No Waiver; Cumulative Rights.  No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Company or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time.

6.     Covenants.  So long as this Guarantee is in effect, the Guarantor agrees that:

(a)   it shall not institute, and shall cause its respective Affiliates not to institute, any proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception;

(b)   it will maintain in full force and effect all consents of any Governmental Authority or other authority that are required to be obtained by it with respect to this Guarantee and will obtain any such consents that may become necessary in the future; and

(c)   it will comply in all material respects with all applicable Laws and Orders to which it may be subject if failure to so comply would impair its ability to perform its obligations under this Guarantee.

7.     Representations and Warranties.  The Guarantor hereby represents and warrants that:

(a)   the execution, delivery and performance of this Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any Law, Order or contractual restriction binding on the Guarantor or its assets;

(b)   all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this Guarantee;

(c)   this Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d)   the Guarantor has the financial capacity to pay and perform its obligations under this Guarantee, and all funds necessary for the Guarantor to fulfill the Obligation under this Guarantee shall be available to the Guarantor for so long as this Guarantee shall remain in effect in accordance with Section 10 hereof.

8.     Successors and Assigns.

(a)   This Guarantee shall inure to the benefit of the successors or assigns of the Company who shall have, to the extent of their interests, the rights of the Company hereunder. Notwithstanding the foregoing, the Company may not assign this Guarantee without the Guarantor’s prior written consent. Any purported assignment in violation of this provision shall be void.

(b)   This Guarantee is binding upon the Guarantor and its successors and assigns. The Guarantor shall not assign its obligations hereunder to any other Person without the prior written consent of the Company. Notwithstanding the foregoing, the Guarantor may assign its obligations hereunder to one or more affiliated investment funds that is advised by the investment manager of the Guarantor or any Affiliate thereof, provided the Guarantor shall remain liable for its obligations hereunder notwithstanding such assignment. Any purported assignment in violation of this provision shall be void.

9.     Notices.  All notices and other communications under this Guarantee shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other parties pursuant to this provision):

If to the Guarantor, to:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

Attention: C. Andrew Ballard

Arrie Park, Esq.

Facsimile: (415) 788-0176

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Brian M. Stadler

Facsimile: (212) 455-2502

If to the Company, to:

Internet Brands, Inc.

909 N. Sepulveda Blvd., 11th Floor

El Segundo, CA 90245

Attention: B. Lynn Walsh, Executive Vice President and General Counsel

Facsimile: (310) 280-4335

With a copy (which shall not constitute notice) to:

Munger, Tolles & Olson LLP

355 S. Grand Avenue, 35th Floor

Los Angeles, CA 90071

Attention: Robert B. Knauss

Facsimile: (213) 687-3702

and

Skadden, Arps, Slate, Meagher & Flom LLP

300 S. Grand Avenue

Suite 3400

Los Angeles, CA 90071

Attention: Brian J. McCarthy

David C. Eisman

Facsimile: (213) 687-5600

10.   Continuing Guarantee; Termination.  This Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the complete, irrevocable and indefeasible payment or satisfaction in full of the Obligation. Notwithstanding the foregoing, this Guarantee shall terminate and be of no further force or effect as of the earliest of (a) the Effective Time, (b) payment in full of the Parent Termination Fee pursuant to the Merger Agreement, (c) termination of the Merger Agreement pursuant to Section 7.1 thereof (other than Section 7.1(d)(i) or Section 7.1(d)(iii) and (d) the first anniversary of the termination of the Merger Agreement pursuant to Section 7.1(d)(i) or Section 7.1(d)(iii), except as to a claim for payment of the Obligation presented by the Company to Parent, Merger Sub or the Guarantor on or prior to such first anniversary. Notwithstanding the foregoing, in the event that the Company or any of its Affiliates asserts in any litigation or other proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap or the provisions of this Section 10 or Section 11 hereof are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against the Guarantor, any Affiliate of the Guarantor, Parent or Merger Sub with respect to the transactions contemplated by the Merger Agreement or this Guarantee other than liability of the Guarantor under this Guarantee (as limited by the provisions hereunder, including Section 1) and other than liability of Parent under the Merger Agreement in respect of the Obligation (as limited by the provisions of the Merger Agreement, including Section 7.3), then (A) the obligations of the Guarantor under this Guarantee shall terminate forthwith and shall thereupon be null and void, (B) if the Guarantor has previously made any payments under this Guarantee, it shall be entitled to recover such payments and (C) neither the Guarantor nor any Affiliate of the Guarantor shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement or under this Guarantee or otherwise.

11.   No Recourse.  The Company acknowledges that, as of the date hereof, each of Parent’s and Merger Sub’s sole assets are a de minimis amount of cash, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered contemporaneously herewith, (i) in no event shall the Company or any of its Affiliates seek any Company Damages or any other recovery, judgment, or damages of any kind, including consequential, indirect or punitive damages, against Parent, Merger Sub or any other Related Party in excess of the Cap in connection with the Merger Agreement or in connection with the failure of the Merger to be consummated or otherwise in connection with the transactions contemplated thereby (including in respect of any oral representations made or alleged to have been made in connection therewith), and (ii) notwithstanding the fact that the Guarantor may be a partnership or limited liability company, by its acceptance of the benefits of this Guarantee, the Company acknowledges and agrees that no Person other than the Guarantor has any obligations hereunder and that it has no right of recovery against, and no personal liability shall attach to, any former, current or future director, officer, employee, agent, attorney, direct or indirect equityholder, controlling person, general or limited partner, manager, member, stockholder, Affiliate or assignee of the Guarantor or any former, current or future director, officer, employee, agent, attorney, direct or indirect equityholder, controlling person, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (each, but not including Parent, a “Related Party”), through Parent or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim whether at law or equity, in contract, in tort or otherwise by or on behalf of Parent against any Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise, except for its rights to recover from the Guarantor (but not any Related Party) under and to the extent provided in this Guarantee and subject to the Cap and other limitations described herein. Recourse against the Guarantor under and pursuant to the terms of this Guarantee shall be the sole and exclusive remedy of the Company and all of its Affiliates against the Guarantor and Related Parties in respect of any liabilities or obligation arising under, or in connection with, the Merger Agreement or in connection with the failure of the Merger to be consummated or otherwise in connection with the transactions contemplated thereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Nothing set forth in this Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Company or shall confer or give or shall be construed to confer or give to any Person other than the Company (including any Person acting in a representative capacity) any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein.

12.   Governing Law; Jurisdiction; Service of Process.

(a)   This Guarantee, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Guarantee or the negotiation, execution or performance of this Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Guarantee or as an inducement to enter into this Guarantee) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to conflict of laws principles.

(b)   Any legal action, suit or proceeding arising out of or relating to this Guarantee or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Delaware. Each party hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or federal courts of the United States of America located in the State of Delaware in respect of any legal action, suit or proceeding arising out of or relating to this Guarantee and (ii) waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Guarantee or the transactions contemplated hereby may not be enforced in or by such courts.

(c)   Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Guarantee shall be properly served or delivered if delivered in the manner contemplated by Section 9.

(d)   The consents to jurisdiction set forth in this Section 12 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12 and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

13.   Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

14.   Severability.  If any term or other provision of this Guarantee is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Guarantee shall nevertheless remain in full force and effect; provided, however, that this Guarantee may not be enforced without giving effect to the Cap and other provisions of Section 1 hereof. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Guarantee or any part hereof is invalid, illegal or unenforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Guarantee so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible; provided, however, that this Guarantee may not be enforced without giving effect to the Cap and other provisions of Section 1 hereof.

15.   Entire Agreement; Amendments.  This Guarantee constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Company and the Guarantor in writing.

16.   Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Guarantee.

17.   Counterparts.  This Guarantee may be executed in multiple counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the undersigned have caused this Guarantee to be duly executed and delivered as of the date first written above.

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

		By:	/s/ C. Andrew Ballard
			Name:	C. Andrew Ballard
			Title:	Managing Director

[Signature Page to Guarantee]

INTERNET BRANDS, INC.

By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	Chief Executive Officer

[Signature Page to Guarantee]